UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GROVE COLLABORATIVE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.0001 Per Share
Options to Purchase Class B Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
39957D102 (Class A Common Stock)
N/A (Class B Common Stock)
(CUSIP Number of Class of Securities)

Delida Costin
Chief Legal & People Officer
GROVE COLLABORATIVE HOLDINGS, INC.
1301 Sansome Street
San Francisco, California 94111
(800) 231-8527
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copies to:
Martin A. Wellington
Sidley Austin LLP
1001 Page Mill Road Building 1
Palo Alto, CA 94304
Telephone: (650) 565-7100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated September 26, 2022 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.
(a) Name and Address.
GROVE COLLABORATIVE HOLDINGS, INC., a Delaware public benefit corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111, and the telephone number of its principal executive offices is (800) 231-8527.
(b) Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of Class A common stock, par value $0.0001 per share, and outstanding options to purchase shares of Class B common stock, par value $0.0001 per share, as applicable, for new restricted stock units (“RSUs”) with respect to shares of the Company’s Class A Common Stock, par value $0.0001 per share. In addition, optionholders who tender their Eligible Options (as defined below) in the Exchange Offer will also be required to tender any Grove Earnout Shares (as defined below) associated with the tendered Eligible Options. Grove Earnout Shares may not be tendered separately from the stock option awards with which they are associated.
Each existing option has associated shares of Class B common stock that were granted in connection with such options as Grove Earnout Shares pursuant to the terms of that certain Agreement and Plan of Merger, dated December 7, 2021, as amended and restated on March 31, 2022 (as may be further amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Treehouse Merger Sub, Inc., Treehouse Merger Sub II, LLC, and Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”). Under the terms of the Merger Agreement, each outstanding option to purchase Grove common stock (whether vested or unvested) was assumed by the Company and converted into (i) comparable options exercisable for shares of Class B Common Stock, with a value determined in accordance with the Exchange Ratio (as defined in the Merger Agreement) and (ii) the right to receive a number of restricted shares of Class B Common Stock scheduled to vest upon the achievement of certain earnout thresholds prior to the tenth anniversary of the Closing (as defined in the Merger Agreement) (such shares, the “Grove Earnout Shares”). Under the terms of the Merger Agreement, if, at any time prior to the date on which the Grove Earnout Shares vest, any holder of Grove Earnout Shares forfeits all or any portion of such holder’s converted Grove options, all unvested Grove Earnout Shares issued to such holder with respect to any such awards shall be automatically forfeited the Company and distributed to the other holder of Grove securities (including options and RSUs) as if immediately prior to the closing of the Business Combination (as defined in the Merger Agreement) on a pro rata basis. Following the Closing, certain holders of options exercisable for shares of Class B Common Stock elected to convert their options into options exercisable for the same number of shares of Class A Common Stock.
The Company’s named executive officers, as disclosed in the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 2022, and members of the Company’s board of directors will be eligible to participate in this offer.
An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2016 Equity Incentive Plan and has an exercise price equal to or greater than $1.92 per share. As of September 26, 2022, Eligible Options to purchase 4,583,180 shares of Class A common stock, 11,180,624 shares of Class B common stock and an associated 1,385,174 Grove Earnout Shares were outstanding.
Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new RSUs (each, a “New RSU”) following the Expiration Time (as defined in the Exchange Offer) for a number of shares of Class A common stock based on the exercise price of and the number of shares of Class A Common Stock or Class B common stock, as applicable, subject to the tendered Eligible Option and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C). In addition, pursuant to the terms of the Merger Agreement, upon the tender and cancellation of an Eligible Option, the associated Grove Earnout Shares will be automatically forfeited to the Company and distributed to the other holders of Grove securities as of immediately prior to the closing of the Business Combination on a pro rata basis.
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Class A Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.
(c) Trading Market and Price.
The information set forth under Section 7 (“Price Range of Our Class A Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.
The address of each executive officer and director of the Company is:
GROVE COLLABORATIVE HOLDINGS, INC.
1301 Sansome Street
San Francisco, California 94111
The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Stuart Landesberg	Chief Executive Officer and Director
Sergio Cervantes	Chief Financial Officer
Christopher Clark	Chief Technology Officer and Director
Delida Costin	Chief Legal and People Officer; Secretary
Jennie Perry	Chief Marketing Officer
Jon Silverman	Senior Vice President, Physical Goods

Directors
David Glazer	Director
John Replogle	Director
Kristine Miller	Director
Naytri Shroff Sramek	Director
Rayhan Arif	Director
Fumbi Chima	Director

Item 4.	Terms of the Transaction.
(a) Material Terms.
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8

(“Information Concerning Grove; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.
(b) Purchases.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.
(c) Plans.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b) Conditions.
The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.

Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Not applicable.

Item 10.	Financial Statements.
(a) Financial Information.
The information set forth under Section 8 (“Information Concerning Grove; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.
(b) Pro Forma Information.
Not applicable.

Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.
(c) Other Material Information.
Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022
(a)(1)(B)	Form of Announcement Email to Eligible Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal of Election Form
(a)(1)(E)	Form of Email Confirming Receipt of Election Form
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form
(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer
(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options
(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange
(a)(1)(J)	Form of Expiration Notice Email
(a)(1)(K)
Form of Stock Option Grant Notice and Option Agreement under the Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of the Company’s Form 8-K (File No. 001-40263), filed with the Commission on June 23, 2022).

(a)(1)(L)	Form of Vested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan
(a)(1)(M)	Form of Unvested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan
(b)	Not applicable
(d)(1)	Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed with the Commission on June 23, 2022).
(d)(2)
Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (incorporated by reference to Annex I to the Company’s Registration Statement on Form S-4/A (File No. 333-262200), filed with the Commission on May 13, 2022).

(g)	Not applicable
(h)	Not applicable

(b) Filing Fee.

Filing Fee Exhibit.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GROVE COLLABORATIVE HOLDINGS, INC.

By:	/s/ Stuart Landesberg
Stuart Landesberg
Chief Executive Officer
Dated: September 26, 2022